NEWS RELEASE

TSX Trading Symbol: BZA F
rankfurt Symbol: AB2

American Bonanza to Extend the Expiration Date
and Reduce Exercise Price of Warrants

Vancouver, British Columbia – November 16, 2007 – American Bonanza Gold Corp. (TSX: BZA)(FRANKFURT: AB2)(“American Bonanza” or the “Company”) announced that effective December 2, 2007 the expiration date will be extended and the exercise price will be reduced for the common share purchase warrants (the “Warrants”) that were issued to non-insiders of the Company pursuant to a private placement of units of the Company on June 2, 2005 (the “Private Placement”).

In addition, the expiration date will be extended and the exercise price will be reduced for the common share purchase warrants (the “Broker Warrants”) that were issued to the agents as partial consideration for their services with respect to the Private Placement.

The Warrants and Broker Warrants are scheduled to expire on December 2, 2007. The expiration date of up to 3,700,000 Warrants and 1,036,000 Broker Warrants will be extended to the close of business on June 2, 2008 (4:30 p.m. Vancouver time).

The exercise price of up to 3,700,000 Warrants and 1,036,000 Broker Warrants will be reduced from $0.65 CDN per common share to $0.30 CDN per common share.

No Warrants or Broker Warrants issued pursuant to the Private Placement have been exercised to date.

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas chosen for their large gold endowments and stable political climates. Bonanza is advancing its high grade Copperstone gold property in Arizona and several other promising projects. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

For further information call:	OR:
Longview Capital Partners Incorporated	Susan L. Wilson, Corporate Communications
Attention: Eugene Toffolo	Phone: 604-688-7508
Phone: 604-681-5755	Email: info@americanbonanza.com
Tollfree: 1-877-687-5755